[MARTIN MIDSTREAM PARTNERS L.P. LETTERHEAD]

June 27, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Caroline Kim

Re:	Martin Midstream Partners L.P. (the “Company”)

Registration Statement on Form S-4/A filed on June 24, 2013

File No. 333-187825 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”), we hereby request that the effective date for the Registration Statement be accelerated so that it will become effective at 10:00 a.m., Washington D.C. time, on Friday, June 28, 2013, or as soon thereafter as possible.

With respect to the Registration Statement, we acknowledge and understand our responsibilities under the Act and the Securities Exchange Act of 1934, as amended. We also acknowledge that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Securities and Exchange Commission

Very truly yours,

/s/ Robert D. Bondurant

Robert D. Bondurant

Executive Vice President and

Chief Financial Officer

cc:	Via Email: kimc@sec.gov

Caroline Kim

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Via Email: ejohnson@lockelord.com

J. Eric Johnson

Locke Lord LLP